Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

Linn Energy, LLC:

We consent to the incorporation by reference in Registration Statement No. 333-131153 on Form S-8 of our report dated August 24, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to supplemental information), relating to the Statements of Revenues and Direct Operating Expenses of the Dominion Resources Inc.’s Mid-Continent Exploration & Production Operations (the “Properties”), as defined in the purchase and sale agreement dated June 29, 2007 between Dominion Resources Inc. and Linn Energy, LLC for the years ended December 31 2006, 2005 and 2004, appearing in this current report on Form 8K/A Amendment No. 1, dated September 17, 2007, of Linn Energy LLC.

/s/ Deloitte & Touche LLP

Houston, Texas

September 14, 2007